Exhibit 12.1


ULTRAMAR DIAMOND SHAMROCK CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions, except ratios)
                                                  Three Months
                          "Ended            "Year Ended December 31,"
                           March 31,"
                          1996   1995   1996     1995   1994   1993   1992

Earnings:

  Income before taxes      45.8  36.8   37.2 (1) 141.1  220.7  197.3  133.4

Add: Fixed Charges         36.2  35.6  141.3     151.6  108.6  118.0  120.1

  Amortization of interest
  previously capitalized                 0.3       0.2

  Losses of investees                              0.5                  1.1

Less: Capitalized
interest                  (1.1)  (5.8) (10.6)    (16.4)  (7.8)  (6.1)  (6.1)

  Undistributed earnings
  of investees                                                  (0.2)

Earnings as adjusted      80.9   66.6  168.2     277.0  321.5  309.0  248.5

Computation of Fixed
Charges:

  Interest expense        30.1   24.8  110.1     113.9   87.1   93.1   93.5

  Capitalized interest     1.1    5.8   10.6      16.4    7.8    6.1    6.1

  Interest portion of
  lease commitments        5.0    5.0   20.6      21.3   13.7   18.8   20.5

Total Fixed Charges       36.2   35.6  141.3     151.6  108.6  118.0  120.1

Ratio of Earnings to
  Fixed Charges (2)        2.2    1.9    1.2       1.8    3.0    2.6    2.1



(1) Excludes merger and integration costs of $77.4 million.

(2) For the purpose of calculating the ratio of earnings to fixed charges, "earnings as adjusted" consist of income before income taxes after adding certain fixed charges as noted above. "Fixed charges" consist of interest expense, amortization of debt discount and a portion of rent expense representative of the interest factor.

W5120.tw